Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 8, 2025

Relating to Preliminary Prospectus Supplement dated September 8, 2025

Registration No. 333-275399

NORWEGIAN CRUISE LINE HOLDINGS LTD.

3,313,868 ORDINARY SHARES

PRICING TERM SHEET

This pricing term sheet of Norwegian Cruise Line Holdings Ltd. (“NCLH” or the “Issuer”) relates only to the registered direct offering of its ordinary shares described in, and should be read together with, the preliminary prospectus supplement, dated September 8, 2025 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in Norwegian Cruise Line Holdings Ltd.’s Registration Statement on Form S-3 (File No. 333-275399), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the ordinary shares offered thereby. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Norwegian Cruise Line Holdings Ltd., a Bermuda company

Ticker / Exchange for Ordinary Shares:	NCLH / New York Stock Exchange (NYSE)

Number of Shares Offered:	3,313,868 ordinary shares

Pricing Date:	September 8, 2025

Trade Date:	September 9, 2025

Settlement Date:

September 11 2025 (T+2)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ordinary shares more than one business day prior to the original issue date will be required, by virtue of the fact that the ordinary shares will initially settle in T+2, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the ordinary shares who wish to trade the ordinary shares prior to the business day preceding the settlement date should consult their own advisors.

NYSE Last Reported Sale Price of Issuer’s Ordinary Shares on Pricing Date:	$24.53 per ordinary share

Offering Price:	$24.53 per ordinary share

Concurrent Exchangeable Notes Offering:	Concurrent with this offering of ordinary shares, NCL Corporation Ltd. (“NCLC”), a subsidiary of the Issuer, is conducting a private offering (the “Exchangeable Notes Offering”) of $1,300 million aggregate principal amount of 0.750% exchangeable senior notes due 2030 (or up to $1,407 million aggregate principal amount of 0.750% exchangeable senior notes due 2030 if the initial purchasers in such offering exercise in full their option to purchase additional exchangeable notes) (the “New Exchangeable Notes”). The Exchangeable Notes Offering is only being made to persons reasonably believed to be qualified institutional buyers (“QIBs”) as defined in Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Rule 144A pursuant to a separate confidential offering memorandum, and nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the New Exchangeable Notes. Completion of this offering is not conditioned upon the completion of the Exchangeable Notes Offering or vice versa.

NCLC anticipates that the net proceeds from the Exchangeable Notes Offering, after deducting the initial purchasers’ discount but before deducting estimated fees and expenses, will be approximately $1,276.4 million (or approximately $1,381.4 million if the initial purchasers exercise their option to purchase additional New Exchangeable Notes in full).

2027 Exchangeable Notes Repurchase Transactions:

NCLC intends to use the net proceeds from the Exchangeable Notes Offering, together with the net proceeds from this offering and cash on hand, to repurchase (the “Exchangeable Note Repurchases”) (through its agent) approximately $958.0 million aggregate principal amount of the 1.125% Exchangeable Senior Notes due 2027 for approximately $1,009.5 million and approximately $449.0 million aggregate principal amount of the 2.50% Exchangeable Senior Notes due 2027 (collectively with the 2027 1.125% Exchangeable Notes, the “2027 Exchangeable Notes”) for approximately $480.5 million, plus, in each case, accrued and unpaid interest thereon to, but excluding, the repurchase date. See “Prospectus Supplement Summary—Concurrent Refinancing Transactions” in the Preliminary Prospectus Supplement.

The Exchangeable Note Repurchases are conditioned upon the consummation of the Exchangeable Notes Offering and this offering, and the consummation of the Exchangeable Notes Offering and this offering are conditioned upon the consummation of the Exchangeable Note Repurchases. NCLC expects that certain holders of 2027 Exchangeable Notes that NCLC agreed to repurchase that have hedged their equity price risk with respect to such 2027 Exchangeable Notes (the “Hedged Holders”) will, concurrently with or shortly after the pricing of the Exchangeable Notes Offering, unwind all or part of their hedge positions in such 2027 Exchangeable Notes by buying ordinary shares and/or entering into or unwinding various derivative transactions with respect to the ordinary shares. The number of ordinary shares to be purchased by the Hedged Holders may be substantial in relation to the historic average daily trading volume of the ordinary shares. The repurchase of the 2027 Exchangeable Notes, and the potential related market activities by the Hedged Holders, could increase (or reduce the size of any decrease in) the market price of the ordinary shares concurrently with the pricing of the New Exchangeable Notes and may have the effect of increasing the exchange price of the New Exchangeable Notes. NCLC cannot predict the magnitude of such market activity or the overall effect it will have on the market price of the New Exchangeable Notes or the ordinary shares.

New Unsecured Notes Offering, Tender Offer, Redemption of the 2026 Senior Notes, Redemption of the 2027 Secured Notes and Redemption of the 2029 Secured Notes

Concurrent with this offering of ordinary shares and the Exchangeable Notes Offering, NCLC conducted a private offering (the “New Unsecured Notes Offering”) of $1,200.0 million aggregate principal amount of 5.875% Senior Notes due 2031 (the “2031 Unsecured Notes”) and $850.0 million aggregate principal amount of 6.250% Senior Notes due 2033 (the “2033 Unsecured Notes” and, collectively with the 2031 Unsecured Notes, the “New Unsecured Notes”) to QIBs in reliance on Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The New Unsecured Notes will not be guaranteed by NCLH or any of NCLC’s subsidiaries. The New Unsecured Notes Offering is only being made pursuant to a separate confidential offering memorandum, and nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the New Unsecured Notes. Completion of the New Unsecured Notes Offering will occur after the completion of this offering and the Exchangeable Notes Offering. Completion of the New Unsecured Notes Offering is not conditioned upon the completion of this offering or the Exchangeable Notes Offering or vice versa.

NCLC has commenced an offer to purchase (the “Tender Offer”), for cash, (i) any and all of its 5.875% Senior Notes due 2026 (the “2026 Senior Notes”) and (ii) any and all of its 5.875% Senior Secured Notes due 2027 (the “2027 Secured Notes”). As of the date of the Preliminary Prospectus Supplement, there is $225.0 million aggregate principal amount of 2026 Senior Notes and $1,000.0 million aggregate principal amount of 2027 Secured Notes outstanding.

NCLC intends to use the net proceeds from the New Unsecured Notes Offering, together with cash on hand, to (i) fund the Tender Offer, (ii) redeem all of the 2026 Senior Notes and the 2027 Secured Notes that are not accepted for purchase in the Tender Offer, (iii) redeem all of its 8.125% Senior Secured Notes due 2029 (the “2029 Secured Notes”) and (iv) pay accrued and unpaid interest on the 2026 Senior Notes, the 2027 Secured Notes and the 2029 Secured Notes purchased or redeemed, as applicable, as well as pay related transaction premiums, fees and expenses.

The foregoing description and other information in the Preliminary Prospectus Supplement regarding the New Unsecured Notes Offering, the Tender Offer, the redemption of the 2026 Senior Notes, the redemption of the 2027 Secured Notes and the redemption of the 2029 Secured Notes is included solely for informational purposes. This pricing term sheet is not a notice of redemption with respect to the 2026 Senior Notes, the 2027 Secured Notes or the 2029 Secured Notes or an offer to purchase, or a solicitation of an offer to sell, any of the 2026 Senior Notes, the 2027 Secured Notes or the 2029 Secured Notes and the Tender Offer is not an offer to sell, or a solicitation of an offer to purchase, the New Exchangeable Notes or the New Unsecured Notes. See “Prospectus Supplement Summary—Concurrent Refinancing Transactions” in the Preliminary Prospectus Supplement.

Use of Proceeds:

NCLH anticipates that the net proceeds from the sale of ordinary shares in this offering will be $80.8 million, after deducting estimated fees and expenses. We intend to use the net proceeds from this offering, together with the net proceeds from the Exchangeable Notes Offering and cash on hand, to fund the Exchangeable Note Repurchases.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.